Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

On October 14, 2011, Nalco Holding Company (“Nalco”) made the following letter available to Nalco employees.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the benefits of the Nalco merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Ecolab filed with the SEC on August 31, 2011 in connection with the merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

Ecolab filed with the SEC on October 6, 2011 a registration statement on Form S-4 that includes a joint proxy statement of Nalco and Ecolab and that also constitutes a prospectus of Ecolab relating to the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Nalco, Ecolab and the proposed merger. Investors and security holders may obtain these materials and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus may be obtained free of charge by accessing Nalco's website at www.nalco.com by clicking on the "Investors" link and then clicking on the "SEC Filings" link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab's website at www.ecolab.com by clicking on the "Investor" link and then clicking on the "SEC Filings" link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary, and security holders may also read and copy any reports, statements and other information filed by Nalco or Ecolab with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Nalco, Ecolab and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Nalco's directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Ecolab's directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials filed by Nalco and Ecolab with the SEC.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Within the next two months, pending a few more approvals, we will be an $11+ billion growth company - the world leader in water, hygiene and energy technologies.

We will be a great force of nearly 40,000 associates serving customers in more than 160 countries, working toward our broader purpose of creating a cleaner, safer and healthier world and protecting earth’s resources.

The more we get to know each other, the more we see how well our two organizations fit together.  We are bringing together two very strong companies with similar cultures and business models.  We both get deeply involved in our customers’ businesses and know that we need both innovative products and exceptional customer service to drive our growth.   And both companies are committed to helping their customers succeed.

Yet even in a merger as logical as ours, there is a lot of work to do to make us one.

You have heard from Stewart McCutcheon recently, so you know that more than 50 Ecolab and Nalco employees are hard at work on merger and integration planning.  They are making sure that we will do the right things to prepare ourselves to continue to deliver for our customers and shareholders.

As we continue through this transition period, here are the principles by which we’ll operate:

1.	We are not changing our sales and service organizations, our R&D functions or our product lines.
2.	We are identifying who does what best and applying it across the new company going forward.
3.	We will avoid change for change's sake; when faced with two equally acceptable approaches, we'll select the option that causes the least disruption.
4.	As we build the right organization to position our company for accelerated growth, we are focused on providing great opportunities for our talented people and being thoughtful, fair and collaborative.
5.	We are committed to keeping you well informed throughout this process.

To that end, here are the upcoming milestones over the next two months:

▪	Announcements regarding the new leadership team and the next two levels of leadership
▪	Information about HR policies and processes (only for those that are changing)
▪	IT information – email addresses and electronics protocols
▪	Brand and logo standards
▪	Information about Day One communications

During this particular time in a merger, there usually are a lot of questions about HR issues.  Generally, you can expect that salaries and compensation, merit increase policies, vacation time and healthcare and wellness benefits will remain unchanged through 2012.

A Q&A document about benefits and compensation is posted on our integration SharePoint site (live link).  Please post any questions you have on the site and we’ll do our best to answer them.

It’s easy to get distracted during this transitional time. As we go through these next few months, we are counting on you to stay focused on providing the highest levels of service to our customers.  We want our customers to continue to see that they are our highest priority and that this merger is designed to provide additional value to their businesses.

We are moving closer to the beginning of our journey, to the incredible future we will have as one company.  We couldn’t be in better businesses, at a better time, with better people.   I’m looking forward to all we will accomplish together.

Erik